EXHIBIT 14

[GRAPHIC]

Code of Ethical Conduct for Financial Managers

I am a financial manager for ClubCorp, Inc. or its subsidiaries and affiliates, (collectively the “Company”), and I recognize that financial managers play an integral role in the operation and conduct of the Company’s affairs. This Code provides principles that will govern my professional and ethical conduct and embodies rules regarding my individual responsibilities, my responsibilities to Employee and Financial Partners, as well as my responsibilities to the Company and the Company’s shareholders. To the best of my knowledge and ability:

1.	I will act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships. I will act in good faith, responsibly, with due care, competence and diligence, without knowingly misrepresenting material facts.

2.	As it applies to my job, I will prepare and/or provide full, fair, accurate, complete, objective, timely and understandable financial information in internal reports that may be supporting schedules for documents to be filed or submitted to the Securities and Exchange Commission, any other government agency or self-regulatory organization, or to third party Financial Partners.

3.	I will comply with rules and regulations of federal, state, provincial and local governments, and other regulatory agencies.

4.	I will respect the confidentiality of information acquired in the course of my work, regardless of source, except when authorized or otherwise legally obligated to disclose. I will not use confidential information for my personal advantage or for the advantage of others.

5.	I will maintain professional skills that are important and relevant to perform my responsibilities and I will proactively promote professional and ethical behavior as an Employee Partner of the Company.

6.	I will responsibly use Company assets and other resources employed or entrusted to my supervision.

7.	I will be straightforward and honest when dealing with internal or outside auditors and others with respect to the Company’s transactions, records, accounts, and financial statements.

8.	I will promptly report known or suspected violations of this Code, including instances where my better judgement is subordinated, in accordance with the Company’s guidelines. Avenues of reporting violations are my immediate supervisor, department head, via the honesty hotline at 1-800-404-4776 and to the Audit Committee of the Board of Directors. I understand that I will not be subject to reprisals for reporting, in good faith, actions by myself or other Employee Partners who I feel violate this Code.

9.	I acknowledge that any waiver or violation of this code will be reported to the appropriate level of authority, and for the CEO and senior financial officers waivers may be made only by the Board or a designated Board committee and will be promptly disclosed as required by law or regulation.

10.	I will be accountable to this Code and I understand its requirements and will abide by them as they may apply to me as a financial manager and as an Employee Partner of the Company.

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